UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

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Commission File Number: 000-53397

ALPINE ALPHA 2, LTD.
 (Name of Registrant)

Delaware	75-3264749
(State of Incorporation)	(IRS Employer Identification Number)

PO Box 735, Alpine, New Jersey 07620
(Address of Principal Executive Offices)

(917) 915-8857
 (Registrant's Telephone Number)

Darren L. Ofsink, Esq.
600 Madison Avenue, 14th Floor
New York, New York 10022
(212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUIRED NOT TO SEND US A PROXY

Alpine Alpha 2, Ltd.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the
Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock of Alpine Alpha 2, Ltd. (the “Company”) at the close of business on July 2, 2010, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 under that Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Board of Directors is expected to take place no earlier than 10 days after the date this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with Rule 14f-1. This Information Statement is being mailed to the stockholders on or about July 6, 2010.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

The change in the majority of directors is occurring in connection with a proposed share exchange agreement, expected to be dated as of July 6, 2010, pursuant to which a majority of our shares of common stock, par value $0.001 per share (“Common Stock”), will be acquired by the shareholders of Goodintend Holdings Limited (“Goodintend”), a British Virgin Islands company, in exchange for all of the outstanding stock of Goodintend (the “Reverse Merger Transaction”).  The Reverse Merger Transaction is expected to close on July 6, 2010.  Immediately prior to the closing of the Reverse Merger Transaction, James Hahn, our sole officer and director will resign as officer effective on the closing of the Reverse Merger Transaction and agreed to resign as a director effective 10 days after the filing and mailing of this Information Statement.  Mr. Hahn also appointed Ye Bi as Chief Executive Officer and Zhuangyan Zou as Chief Financial Officer as of the closing of the Reverse Merger Transaction.  Ye Bi, Jingtong Chen and Bowu Xiao will constitute the entire board of directors effective 10 days after the date this information statement is filed with the SEC and transmitted to our stockholders. Accordingly, the change in the majority of our directors will occur 10 days after the filing of this Information Statement.

In the Reverse Merger Transaction, we will acquire control of Goodintend, which controls (i) Beijing Shungao Golf Course Management Co. Ltd., a PRC company (“Beijing Shungao”), and (ii) Shanghai Zhonggao Investments Management Co., Ltd., a PRC company (“Shanghai Zhonggao”), by issuing to the stockholders of Goodintend an aggregate of 23,200,000 shares our of Common Stock (or approximately 81.16%) in exchange for all of the outstanding capital stock of Goodintend.  Beijing Shungao and Shanghai Zhonggao are each engaged in the design, construction and development of golf courses in the PRC.   We plan to file a Current Report on Form 8-K with the SEC describing the Reverse Merger Transaction within four business days following the consummation thereof.

Following the closing of the Reverse Merger Transaction, we will cease to be a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”) and will be engaged in the business of  design, construction and development of golf courses in the PRC.

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 50,000,000 shares of common stock, par value $0.001 per share, and 1,236,478 shares of our Common Stock outstanding as of the date of this Information Statement (after the closing of the Reverse Merger Transaction there will be 28,587,077 shares issued and outstanding) and 1,000,000 shares of preferred stock, $0.001 par value, of which no shares are outstanding.  Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and age of, and position or positions held by our sole officer and director prior to the Reverse Merger Transaction.

Name	Age	Position Held and Tenure
James Hahn	45	Chief Executive Officer, President,
		Chief Financial Officer, Secretary and Director

James Hahn, 45, was appointed as director and officer of the Company on November 1, 2007. From 1999 to present, Mr. Hahn has served as managing partner of Alpine Venture Associates, LLC. Mr. Hahn received a bachelor degree in economics from the University of Pennsylvania in 1985.

Directors are elected hold office until the next annual meeting of stockholders and until their successors are elected and qualified. Annual meetings of the stockholders, for the election of directors to succeed those whose terms expire, are held at such time as is designated by the Board of Directors.

Officers of the Company are elected by the Board of Directors.  Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

There is no arrangement or understanding between our sole director and officer and any other person pursuant to which such director or officer was or is to be selected as a director or officer.

The following sets forth the information of the directors and officers who are being appointed in connection with the proposed Reverse Merger Transaction. The new officers are being appointed as officers of the company effective as of the closing of the Reverse Merger Transaction. The election of the new directors will take effect 10 days following the mailing of this information statement:

Name	Age	Position
Ye Bi	47	Chief Executive Officer and Chairman
Zhuangyan Zou	36	Chief Financial Officer
Jingtong Chen	45	Director
Bowu Xiao	43	Director

Set forth below is the biographical information about the proposed new directors and executive officers:

Ye Bi (CEO and Chairman)

Mr. Bi, age 47, has been Executive Director of Good Intend Holdings Limited (“Goodintend”), our wholly owned subsidiary in British Virgin Island (“BVI”) since February 2009.  Since 2007, Mr. Bi has also served as a director of Talent International Investment, a BVI company. Prior to that, he was senior adviser and director of Cambodia Mineral Resources Development Co Ltd. a Cambodia company with iron ore exploration and mining rights in Cambodia and as a representative of the Government of Cambodia to explore and discuss potential cooperation opportunity with the Chinese government and companies during 2005 through 2008.  During 1998 through 2003, he was the co-founder of the Mctel International Holding Limited, a BVI company with the most advanced Internet telephonic technology and worldwide network in 20 different locations. In year 1998, Mr. Ye graduated from National University of Singapore with a Master in Business Administration. He received his Bachelor of Engineering in Welding from Tsinghua University in 1984.

Zhuangyan Zou (CFO)

Ms. Zou, age 36, has being working at Goodintend as Chief Financial Officer since November 1, 2009 and as a director since February 2010. From 2005 to November 2009, Ms. Zou was involved in the strategic planning and investments for a Canadian company, Smart Technologies Inc.  From 1999 through 2001, she worked as a District Manager for American Power Conversion Corporation, a company engages in the business of Information Technology industry. Ms. Zou achieved her MBA in Finance at University of Calgary in 2005, and she graduated from Wuhan University of Science and Technologies with a Bachelor degree in Marine Engineering in 1994.

Jingtong Chen (Director)

Mr. Chen, age 45, was elected as a Director of Goodintend in February 2010. Since 1998, he has been working as Vice General Manager of Beijing Capital Asset Management Co., Ltd. Mr. Chen received his masters degree in International Business from Capital University of Economics and Business in year 1993, and he graduated from Beijing Jiaotong University with a bachelor degree in Material Science in year 1986.

Bowu Xiao (Director)

Mr. Xiao, age 43, has been working as the Manager of Beijing Shungao, one of our subsidiaries in China since December 2006, mainly in charge of the design and engineering of golf courses. During years 2000 through 2006, Mr. Xiao worked for Beijing Xinziran Golf Courses Construction Ltd., Co. as a design engineer. Mr. Xiao graduated from Xi’an University of Geosciences with a junior college degree in the major of geology survey in 1989.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of the close of business on July 2, 2010 (prior to the closing of the Reverse Merger Transaction) by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and address	Number of Shares	Beneficially Owned (1)(2)
Alpine Venture Associates, LLC	466,865	37.76% (1)
PO Box 735, Alpine
New Jersey 07620

James Hahn	537,410 (3)	43.46%
PO Box 735, Alpine
New Jersey 07620

JC Capital Management, Ltd	83,040	6.72%
Qianjiang Building, 18H, Pudong New District,
Shanghai, China, PRC 200122

All directors and	537,410 (3)	43.46%
executive officers as a group (1 person)

(1)  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. As of the date of this table, there are no outstanding options or warrants.

(2)  Applicable percentages are based on 1,236,478 shares of our Common Stock outstanding as of the date of this Information Statement.

(3)  Alpine Venture Associates, LLC is owned and controlled by Mr. James Hahn. Accordingly, the 466,865 shares of common stock owned by Alpine Venture Associates, LLC are deemed also to be beneficially owned by Mr. James Hahn. It also includes (i) 20,445 shares owned by Mr. Hahn’s wife; and (ii) 40,000 shares issued to Mr. Hahn’s family in a private placement on August 18, 2009.

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock after giving effect to the proposed Reverse Merger Transaction by (i) any person or group with more than 5% of any class of voting securities, (ii) each director, (iii) chief executive officer and each other executive officer whose cash compensation for the most recent fiscal year exceeded $100,000 and (iv) all executive officers and directors as a group.

Name and Address of Shareholder*	Amount and Nature of Beneficial Ownership	Percent of Class (1) (2)
Owners of more than 5% of Class
Top Elect Investments Limited (3) (4)	11,950,000	41.80%
James Hahn (5)	2,184,476	7.62%
Qi Bojin	1,650,000	5.77%
Directors and Officers
Ye Bi (Chief Executive Officer and Director) (3) (4)	11,950	41.80%
Zhuangyan Zou (Chief Financial Officer) (6)	500,000	1.75%
Bowu Xiao (Director) (7)	1,600,000	5.60%
Jingtong Chen (Director) (8)	3,000,000	10.49%
Directors and officers as a group (4 persons)	17,050,000	59.64%

(1)           Upon the closing of the proposed Reverse Merger Transaction, there will be 28,587,077 shares of Common Stock outstanding, which will include 4,000,000 shares of Common Stock to be issued upon the automatic conversion of the convertible promissory notes issued by Goodintend in a private placement in December 2009.  No preferred stock will be issued and outstanding then.

(2)           In determining beneficial ownership of the Common Stock, the number of shares shown includes shares which the beneficial owner may acquire upon exercise of convertible securities, warrants or options which may be acquired within 60 days after the consummation of the Reverse Merger Transaction.   There are no such securities outstanding. In accordance with Rule 13d-3 in determining the percentage of common stock owned by a person on such closing date of the Reverse Merger Transaction, (a) the numerator is the number of shares of the class beneficially owned by such person, including shares which the beneficial owner may acquire within 60 days upon conversion or exercise of the warrants and other convertible securities, and (b) the denominator is the sum of (i) the total shares of that class outstanding then, and (ii) the total number of shares that the beneficial owner may acquire upon conversion or exercise of other securities. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of the shares.

(3)           Top Elect Investments Limited is a BVI company controlled by Ye Bi, the nominee as our Chief Executive Officer and Chairman.  Its address is PO Box 957 Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.  Mr. Bi has sole voting and dispositive power with respect to such shares. Therefore, such 11,950,000 shares to be owned by Top Elect Investments Limited are deemed to be beneficially owned by Mr. Bi.

(4)           Pursuant to the Share Exchange Agreement and the Holdback Escrow Agreement that will be executed in connection with the Share Exchange Transaction, Top Elect Investments Limited will pledge a total of 1,077,603 shares of Common Stock to be deposited into an escrow account. If the Company’s after tax income in years 2010 exceeds the 2010 Targeted Net Income (as defined in Holdback Escrow Agreement”), 538,801 shares will be released to Top Elect Investments Limited. If the Company’s after tax income in years 2011 exceeds the 2011 Targeted Net Income (as defined in Holdback Escrow Agreement”), 538,802 shares will be released to Top Elect Investments Limited. If the Company’s after tax income is less than the Targeted Net Income of applicable fiscal year, the pledged shares of the applicable year will be canceled.

(5)           Mr. Hahn’s beneficial ownership of 2,184,476 upon the closing of the Reverse Merger Transaction  will include: (i) 1,117,464 shares of Common Stock to be owned by Alpine Venture Associates, LLC (“AVA”); (ii) warrants to purchase 71,467 shares of Common Stock to be held by AVA; (iii) 985,445 shares of Common Stock to be owned by Mr. Hahn’s family. Alpine Venture Associates, LLC is owned and controlled by Mr. James Hahn, with its address at PO Box 735, Alpine, New Jersey 07620. Mr. Hahn has sole voting and dispositive power with respect to the shares owned by Alpine Venture Associates, LLC. Therefore the shares to be owned by AVA are deemed to be beneficially owned by Mr. Hahn.

(6)           Pursuant to the Share Exchange Agreement and the Holdback Escrow Agreement that will be executed in connection with the Share Exchange Transaction, Ms. Zou will pledge a total of 45,088 shares of Common Stock to be deposited into an escrow account. If the Company’s after tax income in years 2010 exceeds the 2010 Targeted Net Income (as defined in Holdback Escrow Agreement”), 22,544 shares will be released to Ms. Zou. If the Company’s after tax income in years 2011 exceeds the 2011 Targeted Net Income (as defined in Holdback Escrow Agreement”), 22,544 shares will be released to Ms. Zou. If the Company’s after tax income is less than the Targeted Net Income of applicable fiscal year, the pledged shares of the applicable year will be canceled.

(7)           Pursuant to the Share Exchange Agreement and the Holdback Escrow Agreement that will be executed in connection with the Share Exchange Transaction, Mr. Xiao will pledge a total of 144,282 shares of Common Stock to be deposited into an escrow account. If the Company’s after tax income in years 2010 exceeds the 2010 Targeted Net Income (as defined in Holdback Escrow Agreement”), 72,141 shares will be released to Mr. Xiao. If the Company’s after tax income in years 2011 exceeds the 2011 Targeted Net Income (as defined in Holdback Escrow Agreement”), 72,141 shares will be released to Mr. Xiao. If the Company’s after tax income is less than the Targeted Net Income of applicable fiscal year, the pledged shares of the applicable year will be canceled.

(8)           Pursuant to the Share Exchange Agreement and the Holdback Escrow Agreement that will be executed in connection with the Share Exchange Transaction, Mr. Chen will pledge a total of 270,528 shares of Common Stock to be deposited into an escrow account. If the Company’s after tax income in years 2010 exceeds the 2010 Targeted Net Income (as defined in Holdback Escrow Agreement”), 135,264 shares will be released to Mr. Chen. If the Company’s after tax income in years 2011 exceeds the 2011 Targeted Net Income (as defined in Holdback Escrow Agreement”), 135,264 shares will be released to Mr. Chen. If the Company’s after tax income is less than the Targeted Net Income of applicable fiscal year, the pledged shares of the applicable year will be canceled.

 *    The address of the directors and executive officers listed in the table is: 161 Lujiazui East Road, China Merchants Tower, Suite 1503, Shanghai, PRC 20001.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Except as set forth below, no person who, during the year ended December 31, 2009, was a director, officer or beneficial owner of more than ten percent of the Company's Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the "Act") failed to file on a timely basis, reports required by Section 16 of the Exchange Act during such fiscal year or, except as reported above, prior years.  The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

Name	Date of Event Requiring Filing of Form 4	Required Filing Date of Form 4	Date Form 4 to be filed with SEC
James Hahn	08/18/2009 (1)	08/18/2009	filed on April 5, 2010

 (1)  On August 18, 2009, Mr. James Hahn’s family acquired 40,000 shares of the Company’s common stock.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

James Hahn has served as our chief executive officer since inception.  Neither Mr. Hahn, nor any other person received compensation from us during the fiscal years ended December 31, 2009 or 2008, which would be reportable pursuant to this item.

Equity Awards

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Mr. Hahn did not hold any unexercised options, stock that had not vested, or equity incentive plan awards as of the date of this Information Statement.

Compensation of Directors

No compensation was paid to or earned by any director during the year ended December 31, 2009.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent.  We do not have majority of independent directors.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Because our board of directors currently consists of only one member, we do not have a standing nominating, compensation or audit committee.  Rather, our full board of directors performs the functions of these committees. Also, we do not have a “financial expert” on our board of directors as that term is defined by Item 401(e)(2) of Regulation S-K. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the sole director to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate's qualifications. The Board of Directors will request such information as:

•	The name and address of the proposed candidate;
•	The proposed candidates resume or a listing of his or her qualifications to be a director of the Company;
•	A description of any relationship that could affect such person's qualifying as an independent director, including identifying all other public company board and committee memberships;
•	A confirmation of such person's willingness to serve as a director if selected by the Board of Directors; and
•	Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Director's evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended December 31, 2009, the Board of Directors did not meet on any occasion, but rather transacted business by unanimous written consent.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: James Hahn, PO Box 735, Alpine, New Jersey 07620. Attn.: Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our policy is that a contract or transaction either between the Company and a director, or between a director and another company in which he is financially interested is not necessarily void or void-able if the relationship or interest is disclosed or known to the board of directors and the stockholders are entitled to vote on the issue, or if it is fair and reasonable to our company.

Except as disclosed in the Company’s Annual Reports on Form 10-K for the fiscal years 2009 and 2008 and except as set forth below since January 1, 2008, the Company was not a party to any transaction (where the amount involved exceeded the lesser of $120,000 or 1% of the average of our assets for the last two fiscal years) in which an director, executive officer, holder of more than five percent of our common stock, or any member of the immediate family of any such person have or will have a direct or indirect material interest and no such transactions are currently proposed.

On September 1, 2008, the Company entered into a consulting services agreement with Alpine Venture Associates, LLC (“AVA”), of which James Hahn, our sole officer and director owns a 50% equity interest and is the president, where a monthly consulting fee of $10,000 shall be paid to AVA (the “Consulting Agreement”). On July 1, 2010, the Company and AVA reached another agreement, terminating the Consulting Agreement and all then Company’s outstanding liabilities owed to AVA shall be converted to 400,000 shares of our Common Stock in the name of AVA at a price of roughly $0.3813 shares immediately prior to the consummation of the Share Exchange Transaction.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

ALPINE ALPHA 2, LTD.

July 2, 2010
By:   /s/ James Hahn
        James Hahn, President